Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2014 and 2013

(Amounts in thousands, except per share data)

	Three Months Ended
	March 31,
	2014	2013

Basic:

Net income	$28,366	$27,012
Weighted average number of common shares during the period	41,180	39,527

Net income per share – basic	$0.69	$0.68

Diluted:

Net income	$28,366	$27,012
Weighted average number of common shares during the period	41,180	39,527
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	218	402
Common stock units related to deferred compensation for Directors	-	101
Common stock units related to deferred compensation for Employees	113	117
Restricted common stock units related to incentive compensation	748	941
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,259	41,088

Net income per share – diluted	$0.67	$0.66